Annual Shareholder Meeting Results:

The Funds held their joint annual meeting of shareholders on December 18, 2009. Common/Preferred shareholders voted as indicated below:

					Affirmative		Withheld
								Authority

Municipal III:
Re-election of Robert E. Connor*
Class I to serve until 2012 		     6,024			0
Re-election of William B. Ogden, IV
Class I to serve until 2012		27,871,398		1,079,062
Re-election of Hans W. Kertess
Class I to serve until 2012		27,860,507		1,089,953

Messrs. Paul Belica, James A. Jacobson**, John C. Maney+ and R. Peter Sullivan, III continue to serve as Trustees of the Funds.
Mr. Robert E. Connor served as a Trustee of the Funds until his death on April 8, 2010.
_____________________________________
* Preferred Shares Trustee
** Mr. Jacobson joined the Board of Trustees on December 14, 2009.
+ Interested Trustee